Exhibit 99.3

GETTY COPPER INC

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2010

(stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada V3K 3P1
Tel: 604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Financial Statements for the Nine months ending September 30, 2010

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.
BALANCE SHEETS
(UNAUDITED)
(stated in Canadian dollars)

ASSETS	Sept. 30, 2010	Dec. 31, 2009
Current
Cash and cash equivalents	$44,428	$294,722
Accounts receivable	5,542	22,291
Prepaid expenses	20,646	17,993

	70,616	335,006

Mineral rights (note 5)	4,543,129	4,418,618

Property, building and equipment (note 6)	130,766	135,109

	$4,744,511	$4,888,733

LIABILITIES

Current
Accounts payable and accrued liabilities	$362,812	$335,684
Current portion of mortgage payable (note 8)	3,018	2,856

	365,830	338,540

Indemnity (note 7 )	652,274	625,348
Mortgage payable (note 8)	80, 374	82,658

	732,648	708,006

	1,098,478	1,046,546

SHAREHOLDERS' EQUITY

Share capital (note 10)	21,409,542	21,409,542
Contributed surplus (note 11)	1,204,025	1,204,025

Deficit	(18,967,534)	(18,771,380)
	3,646,033	3,842,187

	$4,744,511	$4,888,733

Continuance of operations (note 2)
Commitments and contingencies (note 14)

Approved by the Directors

“Donald R. Willoughby”,
“Corby Anderson”,

See accompanying notes to Financial Statements

GETTY COPPER INC.
STATEMENTS OF OPERATIONS, DEFICIT AND COMPREHENSIVE LOSS
(UNAUDITED)
(stated in Canadian dollars)

	Three Months Ending Sept. 30, 2010	Nine Months Ending Sept. 30, 2010	Three Months Ending Sept 30, 2009	Nine Months Ending Sept 30, 2009
Revenue
Misc. Income	$499	$27,448	-	-

Expenses
Amortization	224	671	249	746
Bank charges & interest	106	228	34	125
Filing fees	5,855	13,448	4,145	14,496
Interest - long term	10,623	31,611	10,673	21,109
Insurance	733	2,148	702	2,056
Management fees	7,500	22,500	7,500	22,500
Marketing & promotion	216	793	52	1,383
Office & miscellaneous	3,858	5,828	1,785	6,852
Professional fees	35,692	88,781	13,510	723,008
Property tax	-	5,255	-	5,394
Rent	1,500	4,500	1,500	4,500
Stock option compensation	-	-	78,659	80,149
Telephone	2,028	6,478	2,210	6,693
Transfer fees	2,640	7,397	2,234	5,991
Travel	4,362	6,467	182	3,544
Wages & benefits	9,243	27,815	8,743	26,891

Interest	(33)	(318)	(559)	(6,712)

	84,547	223,602	131,619	918,725

Net Loss and comprehensive loss	(84,048)	(196,154)	(131,619)	(918,725)

Deficit, beginning	(18,883,486)	(18,771,380)	(18,474,516)	(17,687,410)
Deficit, ending	(18,967,534)	(18,967,534)	(18,606,135)	(18,606,135)
Loss per share	$(0.001)	$(0.002)	$(0.02)	$(0.01)

Number of common shares outstanding	80,892,537	80,892,537	80,892,537	80,892,537

See accompanying notes to Financial Statements

GETTY COPPER INC.
STATEMENT OF CASH FLOW
(UNAUDITED)
(stated in Canadian dollars)

	Three Months Ending Sept. 30, 2010	Nine Months Ending Sept. 30, 2010	Three Months Ending Sept 30, 2009	Nine Months Ending Sept 30, 2009
Cash flows used in operating activities
Net loss for the year	$(84,048)	$(196,154)	$(131,619)	$(918,725)
Add: Items not involving cash
Amortization – administration	224	671	249	746
Stock option compensation	-	-	78,659	80,149

Net change in non-cash working capital balances
Decrease (increase) in accounts receivable	(688)	16,749	1,373	(79)
Decrease (increase) in prepaid expenses	1,364	(2,653)	2,479	84
Increase (decrease) in accounts payable	12,585	27,128	(46,442)	(122,217)
Increase (decrease) in Indemnity payable	9,074	26,926	9,074	666,274

	(61,489)	(127,333)	(86,227)	(293,768)

Cash flows from financing activities
Mortgage principal repayments	(720)	(2,122)	(670)	(1,972)

Cash flows used in investing activities
Exploration costs	(12,310)	(120,839)	(11,852)	(47,398)

Net increase (decrease) in cash	(74,519)	(250,294)	(98,749)	(343,138)

Cash and cash equivalents
Beginning of period	118,947	294,722	471,924	716,313

Cash and cash equivalents
End of period	$44,428	$44,428	$373,175	$373,175

Supplemental disclosure:

Cash used in operating activities includes:
Interest paid	$10,623	$31,611	$10,673	$21,109
Interest received	$33	$318	$559	$6,712

See accompanying notes to Financial Statements

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

1.	Nature of Business

Getty Copper Inc. was incorporated under the Canada Business Corporations Act in September 1987, and its common shares are listed for trading on the TSX Venture Exchange. Subsequent to incorporation, the Company has gone through a number of name changes and in March 2003 its name was changed to Getty Copper Inc. The Company is in the business of mineral exploration and mine development in the Highland Valley area of British Columbia.

2.	General information and continuing operations

These financial statements have been prepared on the assumption that the Company will continue to realize its assets and meet its liabilities in the normal course of business as a 'going concern'. The Company has incurred losses since inception, has no source of operating revenue and at September 30, 2010 has net working capital deficiency of ($295,214). The Company has been and remains dependent on its capacity to raise funds via equity issuances, under terms that are consistent with the best interests of shareholders, in order to finance its operations. The statements contain no provisions for adjustments which may become necessary if the Company becomes unable to continue on a 'going concern' basis.

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

3.	Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)	Cash and cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

b)	Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned. If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount. The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

c)	Administrative costs

Administrative costs are expensed as incurred.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

3.	Significant accounting policies -continued

d)	Property, building and equipment

Property, building and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

When the net carrying amount of the property, building or equipment exceeds estimated net recoverable amounts, the asset is written down to its estimated fair value and a change is recorded in the statement of operations.

e)	Stock option plan

The Company records compensation expense under the fair value method when stock or stock options are issued to employees in accordance with any vesting terms.

f)	Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

g)	Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

h)	Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

3.	Significant accounting policies - continued

i)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

j)	Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each period. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

k)	Financial instruments

The following is a summary of the Company's classification of financial assets and liabilities:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Subscriptions received	Other liabilities
Mortgage payable	Other liabilities

Financial assets classified as held-for-trading are measured at fair value with changes in those fair values recognized in net earnings. Loans, receivables and other liabilities are carried at amortized cost.

4.	Adoption of new accounting policies

a)	Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC – 126 – Accounting by Mining Enterprises for Exploration Costs. The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required. The adoption of this abstract did not have any impact on the Company's financial statements.

b)	Financial Instrument Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair market value measurements for financial statements and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The fair value hierarchical classification of the Company's cash and cash equivalents at September 30, 2010 is Level 1.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

4.	Adoption of new accounting policies continued

c)	Accounting Policies Not Yet Adopted

Convergence to international Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of January 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended December 31, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company's IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company's consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

5.	Mineral rights

The Getty mineral claims are contiguous and are located within the Kamloops Mining District of Highland Valley, British Columbia, covering an area of approximately 200 square kilometres. Building and equipment amortization included in exploration costs during the nine months ending September 30, 2010 amounted to $3,672 (2009 - $3,839).

During the nine months ending September 30, 2010, the Company incurred $124,511 in deferred costs as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Pre-feasibility study	-	-	2,520	2,520	-	5,040
Geology	-	-	621	621	-	1,242
Other	24,984	22	47,955	40,154	5,114	118,229
Total exploration & development costs	$24,984	$22	$51,096	$43,295	$5,114	$124,511

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

5.	Mineral rights continued

As at September 30, 2010, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	340,145	181,401	-	521,546
Geology	791,243	37,303	1,797,960	336,172	157,304	3,119,982
Metallurgy	525	-	972,074	14,514	-	987,113
Other	785,277	17,256	981,194	231,017	139,668	2,154,412
Total exploration & development costs	$1,800,237	$57,609	$8,834,555	$1,287,199	$397,902	$12,377,502
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,833,447	$169,455	$9,186,952	$2,356,333	$511,785	$14,057,972
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,543,129

As at December 31, 2009, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$35,746	$1,143	$507,075	$66,732	$13,971	$624,667
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Pre-feasibility study	-	-	337,625	178,881	-	516,506
Geology	791,243	37,303	1,797,339	335,551	157,304	3,118,740
Metallurgy	525	-	972,074	14,514	-	987,113
Other	760,293	17,234	933,239	190,863	134,554	2,036,183
Total exploration & development costs	$1,775,253	$57,587	$8,783,459	$1,243,904	$392,788	$12,252,991
Mineral rights
acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,808,463	$169,433	$9,135,856	$2,313,038	$506,671	$13,933,461
Less: Provision for impairment of deferred costs						(9,514,843)
						$4,418,618

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company's then-president, under certain terms which were not met. On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000. The Company also agreed, at its sole discretion, to pay 100% of the costs to place the Getty South mineral rights into production, and granted a 1-1/2% net smelter royalty in favour of Robak.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

6.	Mineral rights continued

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation. The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. An independent committee comprised of all directors, except the Company's then-president, initiated a thorough review of the historical geological data for the Getty South Property. To date, the board has received nothing that would suggest that the Getty South acquisition should be rescinded. Refer to note 14.

The Company is pursuing approaches to further develop its mineral rights. Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights. However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910. The Company has elected to resume deferring costs incurred from January 2004 until such time as it determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

All Getty mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak.

6.	Property, building and equipment

	September 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net	Net

Automotive equipment	$29,318	$29,113	$205	$265
Computer equipment	98,540	97,727	813	1,226
Computer software	74,359	74,359	-	-
Office equipment	54,407	50,649	3,758	4,422
Portable buildings	12,112	12,112	-	-
Building	178,124	74,456	103,668	106,874
Land	22,322	-	22,322	22,322
	469,182	338,416	130,766	135,109

7.	Indemnity payable

In April, 2009, the Company reached a settlement with one of its directors, to indemnify him for approximately 88% of legal expenses incurred during 2004 to 2007 in connection with his prosecution of legal actions against former directors who were alleged to have improperly attempted to impugn for personal reasons a 2002 mineral property interest sale agreement (“MPISA”) between the director's company, Robak, and the Company. The settlement was premised on the fact that the director's legal actions were of benefit to the Company in the conduct of its own litigation in defense of the MPISA. The settlement provides that the director will be entitled to receive $650,000 by way of a secured debenture for $600,000 payable January 2, 2012 and bearing interest at 6%, plus $50,000 cash upon execution of a definitive agreement. The payment must be accelerated in the event the Company completes a financing of $2 million or more or in certain customary events of default (failure to maintain the properties, insolvency etc).

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

8.	Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2012.

Principal repayments required are as follows:

2010	$3,018
2011	3,248
2012	3,496
2013	73,630

9.	Income taxes

Significant components of the Company's future income tax assets are as follows:

	Sept. 30, 2010	Dec. 31, 2009
Tax value of mineral rights in excess of book value	$747,100	$646,971
Tax value of capital assets in excess of book value	110,500	94,599
Net operating loss carryforwards	1,747,000	1,573,136
	2,604,600	2,314,706
Valuation allowance	(2,604,600)	(2,314,706)
Net future income tax assets	$-	$-

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Sept. 30, 2010	Sept. 30, 2009

Statutory rate	31%	31%
Tax rate change	(1)	(1)%
Unrecognized benefit of current year's losses	(30)	(30)%
Effective rate of tax recovery	-	-

At September 30, 2010, the Company has approximately $5,823,250 of loss carry forwards which may be available to reduce taxable income in future years. These losses expire as follows:

2010	72,250
2014	563,000
2025	622,000
2026	1,133,000
2027	2,120,800
2028	205,000
2029	911,000
2030	196,200
$5,823,250

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

10.	Share capital

a)	Authorized: Unlimited number of common shares

b)	Issued:	Shares	Amount

	Balance, December 31, 2008	80,892,537	$21,409,542

	Shares issued by private placement	-	-
	Share issue costs	-	-
	Balance December 31, 2009 (unchanged Sept. 30, 2010)	80,892,537	$21,409,542

Share purchase options – continuity
Expiry Date	Exercise Price	Number of Options Dec 31, 2009	Issued	Exercised	Cancelled	Number of Options Sept. 30, 2010
August 14, 2014	0.10	3,325,000	-	-	-	3,325,000

At the Company's 2007 Annual General Meeting, the shareholders approved an amendment to the Incentive

Stock Option Plan to allow the issuance of up to a maximum 6,700,000 incentive stock options. As of November 1, 2010, no stock incentive options were exercised.

Based upon the Black-Scholes option valuation model, with a risk free market rate of 3.05% expected life of 5 years, zero dividends and a volatility of 178%. There is no estimated compensation cost to record for the nine months ending September 30, 2010.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.

11.	Contributed surplus

The continuity of contributed surplus is as follows:

	2010	2009

Balance, beginning of year (January 1, )	1,204,025	1,043,787
Stock-based compensation	-	80,149
Fair value of options exercised	-	-
Balance at September 30,	1,204,025	1,123,936

12.	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support acquisition, exploration and development of mineral properties. The Board of Directors do not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital to include its working capital position and capital stock, warrant, and option components of its shareholders equity.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

12.	Capital management continued

The Company manages its capital structure in a manner that provides sufficient funding for mine development and operational activities. Funds are primarily secured through a combination of equity capital raised by way of issuing equity instruments and external debt. In order to maintain or adjust the capital structure, the Company may attempt to raise additional financing through the issuance of new equity instruments, the exercise of outstanding common share purchase warrants and stock options. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ending September 30, 2010. The Company is not subject to externally imposed capital requirements.

13.	Financial risk factors

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

a)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that are potentially subject to credit risk are accounts receivables from unrelated parties. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case by case basis.

Customers are primarily quasi-governmental agencies. As a result, the Company has not experienced any instances of non-payment.

The Company also invests in temporary investments of Guaranteed Investment Certificates. Historically, these types of investments have been AAA rated, so the Company does not anticipate any risk related to default on these investments by the issuer.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity by ensuring there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from the operations and the Company's holdings of cash, cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities to access to capital markets. At September 30, 2010, the Company had $44,428 of cash and cash equivalents.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

14.	Commitments and contingencies

c)	Interest Rate Risk:

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's most significant interest rate risk arises from its investments in Guaranteed

Investment Certificates. However the maturity of these instruments is generally less than ninety days, thereby mitigating the exposure to the impact of changing interest rates.

On April 25, 2006, as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

15.	Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Sept. 30, 2010	Sept. 30, 2009
Accounts payable	$39,328	$-
Indemnity (Note 7)	$652,274	$666,274
Exploration and development costs	$23,574	$27,788
incurred

Expenses:
Management fees	$22,500	$22,500
Professional fees	$49,780	$10,597
Rent	$4,500	$4,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.
NOTES TO FINANCIAL STATEMENTS SEPTEMBER 30, 2010
(UNAUDITED)
(stated in Canadian dollars)

16.	Difference between Canadian and United States accounting principles.

The financial statements have been prepared in accordance with generally accepted accounting principles

(“GAAP”) in Canada which differ from those principles that the Company would have followed had its financial statements been prepared in accordance with GAAP in the United States. The significant differences which have or could materially affect line items in the financial statements are in respect to:

a)	Mineral Rights

Under Canadian GAAP costs of acquisition and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned. If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts. Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently.

b)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Canadian Income Tax Act) and renounce the related income tax deductions to the investors. Under Canadian GAAP, which was codified in March, 2004, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, SFAS 109, “Accounting for Income Taxes”

(SFAS109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized initially for the premium paid by the investors.

For US GAAP purposes, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense. For US GAAP purposes the Company does not have temporary differences as a result of the policy to expense costs related to mineral properties, therefore all future income taxes related to renouncements for Canadian GAAP are reversed through the statements of operations for US GAAP purposes.

The historical reconciling items disclosed herein are in respect to the reversal of the required Canadian GAAP treatment of flow-through share issuances and renunciations in previous years.

c)	Escrowed Shares

Historically, under US GAAP, compensation expense was recognized when common shares were released from escrow to the extent that their fair value exceeded their issuance price, and when their release was contingent upon the performance of the issuer and/or recipient. Under Canadian GAAP no transaction is recorded when the shares are released from escrow, however, TSX-Venture Exchange policy no longer allows shares to be released from escrow for any reason except the passage of time. Accordingly, no future US/Canadian GAAP differences are expected to occur in this area.